PRIMERO REPORTS STRONG FIRST QUARTER 2012 RESULTS;

RECORD SAN DIMAS PRODUCTION SINCE ACQUISITION

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the first quarter 2012 management discussion and analysis (MD&A) and audited financial statements for more information.)

Toronto, Ontario, May 3, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported financial results for the first quarter ended March 31, 2012. The Company reported net earnings of $18.6 million ($0.21 per share) with adjusted net earnings1 of $18.8 million ($0.21 per share). Operating cash flows2 were $21.3 million ($0.24 per share).

“Primero has reported a strong start to 2012, delivering record gold and silver production since acquiring San Dimas,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “Our first quarter results highlight the progress we’ve made, with throughput and grades improving over last quarter and production also increasing from the first quarter of 2011. This drove our strong earnings and cash flow and has positioned us to take advantage of the silver spot market in early May - much earlier than last year. We reported a high-grade discovery in the Sinaloa Graben during the first quarter and are now delineating the vein system. We remain focused on continuing to grow our Reserves and Resources with an update scheduled for mid-year, the mill expansion decision expected in the third quarter and material productivity improvements by year end.”

First Quarter Highlights:

  Improved Earnings and Cash Flow: Adjusted net earnings of $18.8 million ($0.21 per share) were improved from $1.6 million ($0.02 per share) in 2011 and operating cash flow before working capital changes increased to $21.3 million ($0.24 per share) from outflows of $1.2 million (-$0.01 per share) in 2011;

  Record Production: Highest gold and silver production since acquiring San Dimas of 22,590 ounces of gold and 1.32 million ounces of silver;

  Increased Cash Position: Cash position increased to $86.3 million at March 31, 2012, from $80.8 million at December 31, 2011;

  Exploration Success: Discovery of new high-grade Victoria vein in Sinaloa Graben;

  Awarded ESR Distinction: Primero awarded Socially Responsible Business (“ESR”) distinction by Mexican Centre for Philanthropy;

  Early Silver Sales at Spot Prices: Silver contract annual threshold achieved one month earlier than 2011; 50% of silver sales at spot market prices to commence in May.

Throughput Increases and Grades Rebound, Resulting in Strong Production

Primero produced 25,790 gold equivalent ounces3 during the first quarter of 2012 or 22,590 ounces of gold and 1.32 million ounces of silver, 10% more and 7% more, respectively, than the same period in 2011. The increase in gold production was primarily due to 10% higher throughput from 162,517 tonnes in 2011 to 178,523 tonnes in 2012. The grade remained fairly consistent between the two periods, gold being 1% higher and silver 4% lower in 2012 than 2011. Gold and silver grades increased by 9% over the fourth quarter 2011.

Total cash costs4 on a gold equivalent and by-product basis in the first quarter 2012 were $674 and $532 per ounce respectively, compared with $624 and $491 per ounce in the first quarter 2011 as higher cash costs offset higher ounces produced. Total cash costs on a gold equivalent and by-product basis were 7% and 9% lower than the fourth quarter 2011.

Production Drives Improved Earnings and Cash Flow

Revenues in the first quarter of 2012 were $44.0 million as a result of selling 23,004 ounces of gold at an average realized price of $1,678 per ounce, and 1.33 million ounces of silver at an average realized price of $4.08 per ounce. Revenues in the first quarter of 2011 were $34.0 million as a result of selling 20,506 ounces of gold at an average realized price of $1,387 per ounce and 1.37 million ounces of silver at an average realized price of $4.04 per ounce. All of the silver ounces in the first quarter of 2012 and 2011 were sold at a fixed price pursuant to the silver purchase agreement5.

Operating cash flow before working capital changes increased in the first quarter of 2012 to $21.3 million ($0.24 per share), compared to outflows of $1.2 million (-$0.01 per share) in 2011.

The Company earned net income of $18.6 million ($0.21 per share) in 2012 compared with a net loss of $7.9 million ($0.09 per share) in 2011. Income taxes in 2012 reflect the benefit of the APA filing in the fourth quarter of 2011, which resulted in the Company’s Mexican subsidiary recording revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices. Adjusted net income for 2012 was $18.8 million ($0.21 per share) compared with $1.6 million ($0.02 per share) for 2011. The 2011 adjusted net income primarily includes the benefit of the APA filing for the period January 1, 2011 to March 31, 2011.

Cash Position Continues to Grow

The Company’s cash position increased to $86.3 million at March 31, 2012 (after paying the initial $9.4 million principal and interest payment on the promissory note held by a subsidiary of Goldcorp Inc. in January) from the December 31, 2011 balance of $80.8 million. The Company continues to invest in organic growth while building on its balance sheet strength.

Capital expenditures during the first quarter 2012 totaled $7.9 million. In 2012, capital expenditures are expected to total approximately $30 million. Around 70% will be allocated to underground development and exploration drilling, reflecting management's focus on production and reserve and resource growth.

With its cash balance and anticipated cash flows, Primero management believe it is fully funded to expand production at San Dimas while remaining well positioned to take advantage of strategic growth opportunities.

Silver Sales at Spot Commenced

Primero is pleased to report that the annual minimum threshold of 3.5 million ounces of silver has been delivered under the silver purchase agreement5. The Company will now begin selling fifty percent of the silver produced at spot market prices until the agreement anniversary on August 6, 2012. The Company estimates that it will sell between 500,000 and 750,000 ounces of silver at spot prices in 2012.

Production Guidance Maintained, Expansion Decision Expected During Third Quarter

Primero maintains its full year 2012 production guidance and expects to produce between 100,000 and 110,000 gold equivalent ounces, based on 80,000 to 90,000 ounces of gold and 4.5 to 5.0 million ounces of silver, with 500,000 to 750,000 ounces of silver expected to be sold at spot prices. Cash costs for 2012 are expected to be in the range of $630 to $660 per gold equivalent ounce or between $310 and $340 per gold ounce on a by-product basis.

The Company remains focused on expanding production at San Dimas with a target of nearly doubling production to approximately 200,000 gold equivalent ounces. The Company has commenced detailed engineering of two mill expansion scenarios, 2,500 tonnes per day and 3,000 tonnes per day. With continued positive exploration results from the Sinaloa Graben, combined with productivity improvements, San Dimas could be producing at the targeted rate of close to 200,000 gold equivalent ounces per year by mid-2014. The Company expects to make a mill expansion decision during the third quarter of 2012.

The Company is currently implementing a series of mine process improvement initiatives after completing a comprehensive mapping of its operating processes that showed significant opportunity to enhance overall mine productivity in excess of 20%. Primero is targeting to realize 10% to 15% of these productivity improvements in 2012.

Exploration Success in Sinaloa Graben

On March 28, 20126 the Company announced the discovery of a new high-grade vein system (“Victoria vein”) in the Sinaloa Graben, approximately 2.0 kilometres north of the Elia vein. The Company has several high-grade intercepts of the Victoria vein which exhibit similar grades, widths and mineralization to the prolific Robertita vein system in the adjacent Central Block. The Robertita vein is an important component of the Company’s Mineral Reserves and currently supplies a meaningful portion of the ore at San Dimas.

This discovery reflects a promising first result of the Company’s ongoing 2012 objective of validating the existence of south-west lateral extensions of the Roberta and Robertita vein systems within the Sinaloa Graben. The Company continues drilling the Victoria vein with three rigs from former underground workings of the El Pilar vein and the Sinaloa Graben tunnel, and expects to extend the known ore-shoot along strike and at depth. Access to the Victoria vein area has improved recently as a result of underground development advancing west from the Central Block and north via the Sinaloa Graben tunnel. The Company is now able to drill the Victoria vein and the wider Sinaloa Graben from three strategic underground locations. The Company expects to begin delineating the Victoria vein next month and commence mining it before the end of 2012. Results to date from the Victoria vein are not included in the Company’s 2011 Mineral Resource and Mineral Reserve estimation.

Social Responsibility Award

In March 2012, the Company was proud to be granted the “Empresa Socialmente Responsable” (“ESR”) award by the Mexican Center for Philanthropy (CEMEFI) and the Alliance for Corporate Social Responsibility (AliaRSE). The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, May 3, 2012 at 11:00 a.m. EDT to discuss the first quarter operating and financial results.

Participants may join the call by dialing North America toll free 1-866-200-6965 or 1-646-216-7221 for calls outside Canada and the U.S., and entering the participant passcode 59871813#.

A recorded playback of the Q1 2012 results call will be available until June 3, 2012 by dialing 1-866-206-0173 or 646-216-7204 and entering the call back passcode 271515#.

A live and archived webcast of the conference will also be available at www.primeromining.com under the News and Events section.

This release should be read in conjunction with Primero’s first quarter 2012 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the first quarter 2012 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(2) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the first quarter 2012 MD&A for a reconciliation of operating cash flows to GAAP.

(3) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the first quarter 2012 was based on realized prices of $1,678 per ounce of gold and $4.08 per ounce of silver. The ratio used for the 2012 guidance projection was based on estimated average prices of $1,600 per ounce of gold and $9.41 per ounce of silver.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the first quarter 2012 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.08 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Please refer to the Company’s News Release titled “Primero Reports 2011 Reserves and Resources and Announces New High-Grade Discovery”, dated March 28, 2012, located on the Company’s website at www.primeromining.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “promising”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding management’s belief that the rationalization of reserves and resources will improve mine planning and allow for more efficient expansion of operations;; the expectation that throughput will increase in 2012; the expectation that capital expenditures for 2012 will be approximately the same as 2011; management’s belief that the Company is fully funded to expand production at San Dimas while remaining well positioned to take advantage of strategic growth opportunities; the number of gold equivalent ounces expected to be produced in 2012 with the continuation of extending existing developments and expansion into Sinaloa Graben; the process improvement program to be implemented in early April with the expected productivity improvement in 2012; the focus on maximizing the throughput of the mill while developing stopes with higher grade ore; the expansion of overall mill capacity with the installation of the ball mill and limited optimization of current crushing and processing facilities; the commencement of detailed engineering of mill expansion scenarios; the San Dimas production level based on continued positive exploration results from Sinaloa Graben combined with productivity enhancements; the expectation that an expansion decision will be made during the third quarter of 2012; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that increases in capacity and improvements in productivity improvements meet expectations; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the geology and vein structures in Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the new resource estimation methods adopted by the Company improve operating predictability, mine planning and estimating of future cash flows from operations; and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the risks that the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas; the Company may need to incur higher costs and capital expenditures for exploration and development activities; the Company may not be able to fund exploration and development expenditures; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the APA ruling by the Mexican tax authorities may be adverse to the Company and the Company may not be able to access cash to satisfy any potential tax; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities, and its management’s discussion and analysis, which are all available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended March 31,
	2012	2011
Operating Data
Tonnes of ore milled	178,523	162,517
Produced
Gold equivalent (ounces)	25,793	24,083
Gold (ounces)	22,588	20,498
Silver (million ounces)	1.32	1.23
Sold
Gold equivalent (ounces)	26,229	24,506
Gold (ounces)	23,004	20,506
Silver (million ounces)	1.33	1.37
Average realized prices
Gold ($/ounce)	$1,678	$1,387
Silver ($/ounce)	$4.08	$4.04
Total cash costs (per gold ounce)
Gold equivalent basis	$674	$624
By-product basis	$532	$491

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	44,004	33,988
Income from m ine operations	18,662	10,912
Net income/(loss)	18,578	(7,895)
Basic income/(loss) per share	0.21	(0.09)
Diluted income/(loss) per share	0.19	(0.09)
Operating cash flows before working capital changes	21,257	(1,182)
Assets
Mining interests	486,606	482,746
Total assets	640,084	658,044
Liabilities
Long-term liabilities	52,196	114,850
Total liabilities	117,343	233,275
Equity	522,741	424,769
Weighted average shares outstanding (basic)(000's)	88,260	87,773
Weighted average shares outstanding (diluted)(000's)	96,705	87,773

SUMMARIZED OPERATING DATA

	Three months ended
	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Operating Data
Tonnes of ore milled	178,523	176,633	186,997	136,464	162,517
Average millhead grade (grams/tonne)
Gold	4.05	3.70	3.35	4.56	4.03
Silver	242	223	195	259	250
Average recovery rate (% )
Gold	97%	98%	97%	97%	97%
Silver	95%	95%	94%	94%	94%
Produced
Gold equivalent (ounces)	25,793	23,115	27,450	27,576	24,083
Gold (ounces)	22,588	20,191	19,500	19,374	20,498
Silver (million ounces)	1.32	1.20	1.10	1.06	1.23
Sold
Gold equivalent (ounces)	26,229	21,192	27,633	26,807	24,506
Gold (ounces)	23,004	18,487	19,659	18,837	20,506
Silver @ fixed price (million ounces) (1)	1.33	1.11	0.86	0.77	1.37
Silver @ spot (million ounces) (1)	-	-	0.25	0.26	-
Average realized price (per ounce)
Gold	$1,678	$1,679	$1,668	$1,523	$1,387
Silver (1)	$4.08	$4.08	$12.00	$11.73	$4.04
Total cash operating costs ($000s)	$17,381	$16,622	$17,584	$16,173	$15,031
Total cash costs (per gold ounce) (2)
Gold equivalent basis	$674	$719	$641	$586	$624
By-product basis	$532	$580	$222	$190	$491

(1)

Due to a silver purchase agreement originally entered into in 2004, all silver produced prior to August 6, 2010 was sold to Silver Wheaton at a fixed price. As a result of restructuring the silver purchase agreement on August 6, 2010, Primero will be able to sell some silver production at spot prices, subject to minimum threshold amounts being met[5] .

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non-GAAP measure – Total cash costs per gold ounce calculation” in the Company’s first quarter 2012 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

THREE MONTHS ENDED MARCH 31, 2012 and 2011
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended March 31,
	2012	2011
	$	$

Revenue	44,004	33,988

Operating expenses	(18,893)	(15,868)
Depreciation and depletion	(6,449)	(7,208)
Total cost of sales	(25,342)	(23,076)

Income from mine operations	18,662	10,912
General and administrative expenses	(3,515)	(4,503)

Income from operations	15,147	6,409
Other income (expense)	(89)	11
Foreign exchange gain (loss)	1,484	(1,569)
Finance income	137	21
Finance expense	(1,147)	(2,949)
(Loss) gain on derivative contracts	(20)	3,127

Income before income taxes	15,512	5,050

Income taxes recovery (expense)	3,066	(12,945)

Net income (loss) for the period	18,578	(7,895)

Other comprehensive income
Exchange differences on translation of foreign operations	244	720
Total comprehensive income (loss) for the period	18,822	(7,175)

Basic income (loss) per share	0.21	(0.09)
Diluted income (loss) per share	0.19	(0.09)

Weighted average number of common shares outstanding
Basic	88,259,831	87,772,801
Diluted	96,705,098	87,772,801

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(In thousands of United States dollars)
(Unaudited)

	March 31,	December 31,
	2012	2011
	$	$

Assets
Current assets
Cash	86,268	80,761
Trade and other receivables	4,301	5,526
Taxes receivable	25,330	20,969
Prepaid expenses	5,452	5,570
Inventories	9,598	9,463
Derivative asset	183	203
Total current assets	131,132	122,492

Non-current assets
Mining interests	486,606	486,424
Deferred tax asset	22,346	15,781
Total assets	640,084	624,697

Liabilities
Current liabilities
Trade and other payables	24,465	24,907
Taxes payable	5,682	4,213
Current portion of long-term debt	35,000	40,000
Total current liabilities	65,147	69,120

Non-current liabilities
Decommissioning liability	9,554	9,373
Long-term debt	40,000	40,000
Other long-term liabilities	2,642	2,926
Total liabilities	117,343	121,419

Equity
Share capital	423,250	423,250
Warrant reserve	34,237	34,237
Share-based payment reserve	15,286	14,645
Foreign currency translation reserve	(1,206)	(1,450)
Retained earnings	51,174	32,596
Total equity	522,741	503,278
Total liabilities and equity	640,084	624,697

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(In thousands Of United States dollars)
(Unaudited)

	Three months ended March 31,
	2012	2011
	$	$

Operating activities
Income before taxes	15,512	5,050
Adjustments for:
Depreciation and depletion	6,449	7,208
Changes to decomissioning liability	-	703
Share-based payments	556	2,230
Cash paid for unrealized derivative contracts	-	(2,235)
Unrealized gain on derivative asset	(935)	(3,127)
Realized loss on derivative asset	955	-
Assets written off	79	-
Unrealized foreign exchange (gain) loss	(1,744)	288
Taxes paid	(709)	(14,561)
Other adjustments
Finance income (disclosed in investing activities)	(137)	(21)
Finance expense net of capitalized borrowing costs (disclosed in financing activities)	1,231	3,283
	21,257	(1,182)

Changes in non-cash working capital	1,213	13,300
Cash provided by operating activities	22,470	12,118

Investing activities
Expenditures on exploration and evaluation assets	(3,358)	(1,916)
Expenditures on mining interests	(4,587)	(3,296)
Interest received	137	21
Cash used in investing activities	(7,808)	(5,191)

Financing activities
Repayment of debt	(5,000)	-
Proceeds on exercise of warrants and options	-	84
Interest paid	(4,406)	(360)
Cash used in financing activites	(9,406)	(276)

Effect of foreign exchange rate changes on cash	251	431

Increase in cash	5,507	7,082
Cash, beginning of period	80,761	58,298
Cash, end of period	86,268	65,380